[KNIGHT CAPITAL GROUP, INC. LETTERHEAD]

CONFIDENTIAL TREATMENT REQUESTED FOR

CERTAIN ITEMS DESCRIBED BELOW

October 31, 2008

Ms. Jessica Barberich

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-4561

RE:	Knight Capital Group, Inc. (“Knight” or the “Company”)
Form 10-K for the year ended December 31, 2007
File No. 0001-14223

VIA EDGAR

Dear Ms. Barberich,

I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated September 17, 2008, relating to Knight’s Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	Knight is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Knight may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

In cases where the relevant comment relates to a disclosure that is required for our quarterly filings, we will include revised disclosures in our future quarterly filings, beginning with our Form 10-Q for the quarter ended September 30, 2008. Where the relevant comment relates to a disclosure that is required for our annual filings, we will include revised disclosures in our future annual filings, beginning with our Form 10-K for the year ending December 31, 2008.

Consolidated Statements of Operations, page 58

1.	We note that you have presented “soft dollar and commission recapture expense” as a separate line item on the face of your statements of operations, rather than on a net basis with your commission revenue. Please provide us your analysis of this presentation under EITF 99-19.

Response:

Please see Exhibit 1 for our analysis of our presentation of “Soft dollar and commission recapture expense” under EITF 99-19.

2.	Please tell us your basis for including “non-operating gain from subsidiary stock issuance” and “investment income and other, net”, which also appears to include non-operating activity, as part of operating revenues.

Response:

Knight maintains a portfolio of strategic investments as well as proprietary investments in certain funds sponsored by our Deephaven Capital Management LLC (“Deephaven”) subsidiary. Strategic investments generally consist of minority equity investments in operating businesses that are associated with the securities industry. We refer to these as “strategic” investments because we generally invest in businesses which we believe to have a potential strategic value to one of our current (or future) operating businesses. Historically, these investments have included equity ownership interests in securities exchanges on which Knight trades. We view these strategic investments as part of our core operations, and therefore believe that their gains and losses should be considered as such. Please see Note 7—Strategic Investments of our 2007 Form 10-K for a further description of these investments.

Knight has consistently included the revenues, gains and losses associated with our strategic investments (which includes our investment in Direct Edge ECN following its September 28, 2007 deconsolidation) and our proprietary investments in the Deephaven funds in “Investment income and other, net” on our Consolidated Statements of Operations. We believe that this is the proper presentation for this income as we believe that both our strategic investments and our investments in the Deephaven funds are interrelated to our core operating business segments and are therefore not considered to be non-operating income.

As described in Note 10 – Direct Edge ECN of our 2007 Form 10-K, as a result of Direct Edge Holdings’ issuance of equity interest, Knight recognized a pre-tax non-operating gain from subsidiary stock issuance of $8.8 million. This gain was calculated pursuant to SEC Staff Accounting Bulletin Topic 5-H (“SAB Topic 5-H”), and although we do not believe that such gain was material to Knight’s 2007 Consolidated Statement of Operations, Knight presented this gain in a separate line item (“Non-operating gain from subsidiary stock issuance”) pursuant to question 6 of SAB Topic 5-H, which indicates that such gain “should be presented as a separate line item in the consolidated income statement without regard to materiality and clearly be designated as non-operating income”.

As further described in Note 10, Knight also recognized a pre-tax gain of $4.2 million from the sale of a portion of its interest in Direct Edge Holdings, which we included in “investment income and other, net” for the year ended December 31, 2007. This $4.2 million gain was not combined with the aforementioned $8.8 million gain from subsidiary stock issuance as it resulted from an actual sale of equity interests by Knight and not from the issuance of equity interests by Direct Edge Holdings. We believe that the inclusion of this $4.2 million gain in “Investment income and other, net” is appropriate as this gain is not material and would therefore not warrant a separate line item on our Consolidated Statement of Operations. We also believe that including this gain in such line item is consistent with our practice of including income and gains from our strategic investments on this line item.

We also believe both of these components of gain associated with Direct Edge ECN should be reported in the same section of our Statement of Operations as they are directly related to each other, and stem from a series of related transactions that include both an equity issuance as well as a direct sale of interests held, which resulted in a consortium ownership structure. We believe that these transactions have been clearly described in Note 10 to our 2007 Form 10-K, which provides full and transparent disclosure to the readers of our financial statements.

Consolidated Statements of Cash Flows, page 60

3.	We note that you include a separate line for “cash retained by deconsolidated entity” at the bottom of your cash flow statement. Please tell us what consideration you gave to including this amount within cash flows from investing activities along with the cash proceeds from the sale of your investment in your subsidiary.

Response:

When preparing our statement of cash flows for the year ended December 31, 2007, Knight included the “Cash retained by deconsolidated entity” at the bottom of our Consolidated Statement of Cash Flows as we believed that this provided the reader of the financial statements with a full picture of the cash flows associated with the issuance and sale of equity interests, and resultant deconsolidation, of Direct Edge ECN. We included the proceeds of the additional equity interests issuance and sale of equity interests in “Cash flows from investing activities” as those proceeds resulted in additional cash to Knight or one of its subsidiaries. Conversely, we believed that the reduction of cash due to the deconsolidation was better presented as a reconciling item in a separate line at the bottom of our cash flow statement. As there is no clear guidance under GAAP, and some diversity in practice as to how to present the reduction in cash resulting from the deconsolidation on the cash flows statement1, we concluded that presenting this as a separate line item at the bottom of our Consolidated Statement of Cash Flows was appropriate as it provided the reader with a full disclosure of this item. We believe the disclosure was fully transparent to the reader of the financial statements, and provided a clear disclosure of the varying parts of the transaction.

Based upon your comment, along with additional analysis, we understand that the preferred reporting of this item is to include it within the “Cash flows from investing activities” section of our Consolidated Statement of Cash Flows. We therefore propose that, beginning with our Form 10-Q for the quarter ended September 30, 2008, we prospectively reclassify this “Cash retained by deconsolidated entity” from the bottom of our Consolidated Statement of Cash Flows and instead report this item as a separate line in “Cash flows from investing activities”.

Note 10 – Direct Edge ECN, page 72

4.	We note that you deconsolidated Direct Edge Holdings as of September 28, 2007 due to the issuance of equity interests to Citadel Derivatives Group LLC and the sale of equity interests to The Goldman Sachs Group, Inc. We also note that you now account for your remaining investment in Direct Edge Holdings under the equity method. In accordance with SAB Topic 5-H, please additionally tell us and disclose in future filings the number of shares issued, the price per share and the total dollar amount of the consideration received. Furthermore, please tell us and disclose in future filings your percentage ownership of Direct Edge Holdings after both of these transactions and how you determined that the equity method is the appropriate accounting treatment for this investment.

Response:

Pursuant to SAB Topic 5-H, Knight included a separate footnote in our 2007 Form 10-K that describes the issuance of Direct Edge ECN subsidiary equity and provides detail on the structure of the transaction and other relevant details, including a description of the related sale of Direct Edge Holdings units by Knight and Citadel Derivatives Group LLC (“Citadel”) to The Goldman Sachs Group, Inc. (“Goldman Sachs”) immediately following the second issuance of units to Citadel. We did not, however provide details relating to the number of units issued, the price per unit or the total amount of consideration received as we do not consider this information to be material to the readers of our financial statements.

Based upon your comment, we are providing the requested information below. We propose, however, that we not include this information in our future filings as we do not consider such information to be material, and we consider this information to be confidential since the terms of the transactions leading up to deconsolidation were not identical for all parties. Direct Edge Holdings has also recently announced that it expects to close a transaction in the fourth quarter of

[1]

For example, please refer to General Motors Corporation 2006 Form 10-K, where cash retained by GMAC LLC upon its disposal was presented in a separate line at the bottom of General Motors’ consolidated 2006 cash flows statement.

2008 which would include a transfer of ownership of Direct Edge to the ISE Stock Exchange, and we believe that disclosing the requested information in our public filings could adversely impact this pending transaction.

Following the close of business on July 23, 2007 Direct Edge Holdings issued (CTR1of10/RL10.31.08) LLC units and a warrant to purchase an additional (CTR2of10/RL10.31.08) LLC units for (CTR3of10/RL10.31.08) (the “Warrant”) to Citadel in exchange for cash of (CTR4of10/RL10.31.08). On September 28, 2007 (“the Deconsolidation Date”), Direct Edge Holdings issued an additional (CTR5of10/RL10.31.08) LLC units to Citadel in exchange for (CTR6of10/RL10.31.08) cash pursuant to the Warrant. Immediately following the September 28, 2007 issuance to Citadel, the Company and Citadel sold a portion of their equity interests ((CTR7of10/RL10.31.08) units and (CTR8of10/RL10.31.08) units, respectively) to Goldman Sachs for (CTR9of10/RL10.31.08) and (CTR10of10/RL10.31.08) cash, respectively.

As a result of these transactions, Knight, through one of its non-broker-dealer subsidiaries, owns 38% of the LLC units of Direct Edge Holdings. Since Knight no longer controls Direct Edge, as of the Deconsolidation Date it is no longer a consolidated subsidiary. Knight accounts for its investment in Direct Edge under the equity method following the Deconsolidation Date, and such investment is included in Strategic investments on the December 31, 2007 Consolidated Statement of Financial Condition. We concluded that the equity method is appropriate pursuant to paragraph 17 of APB 18, which prescribes the equity method in cases where an investor holds investments with less than 50% of the vote but which give it the ability to exercise significant influence over operating and financial policies of the investee. We believe that our 38% interest gives us the ability to influence over operating and financial policies of Direct Edge Holdings and that the equity method of accounting is therefore appropriate following the Deconsolidation Date.

Note 24 – Subsequent Events, page 82

5.	You disclose that on February 1, 2008 the Deephaven Partners acquired a 49% interest in Deephaven Holdings in exchange for the termination of the Deephaven Manager’s 2006 Employment Agreements and associated profit sharing bonuses and an equity contribution of $1 million to Deephaven Holdings by the Deephaven Partners. Please tell us how you accounted for this transfer and the accounting guidance that you relied upon.

Response:

Prior to February 1, 2008, Deephaven was a wholly-owned subsidiary of Knight. On February 1, 2008, in anticipation of the transaction described below, Knight contributed its interests in Deephaven to Deephaven Capital Management Holdings LLC, (“Deephaven Holdings”) which at such time was also a wholly-owned subsidiary of Knight.

As disclosed in Note 24 – Subsequent Events of our 2007 Form 10-K (and described further in an 8-K filed with the SEC on February 7, 2008), on February 1, 2008, Knight completed a transaction whereby Deephaven Managing Partners, LLC (“Deephaven Partners”), an entity owned and controlled by three senior managers (the “Deephaven Managers”) of Deephaven acquired a 49% interest in Deephaven Holdings in exchange for the termination of the Deephaven Managers’ existing employment agreements and associated profit-sharing bonuses (the “Existing Employment Agreements”) and an equity contribution of $1,000,000 to Deephaven Holdings by Deephaven Partners (the “Deephaven Transaction”).

Since the profits that that will be allocated to the Deephaven Managers each year following the Deephaven Transaction will be calculated in the same manner, and using the same formulas, as the annual profit-sharing bonuses that they were entitled to receive under the Existing Employment Agreements, we do not believe that the Deephaven Transaction resulted in any incremental compensation to the Deephaven Managers. We considered various accounting models in reaching this conclusion, but since the Deephaven Managers earnings as equity owners in Deephaven Holdings are identical to what they had previously been entitled to under the Existing Employment Agreements, we concluded that the Deephaven Transaction did not result in any incremental compensation expense to Deephaven.

Similarly, we concluded that the $1.0 million capital contribution by Deephaven Partners did not result in any compensation expense to Deephaven since Deephaven Partners capital account in Deephaven Holdings was credited for an amount equal to their cash contribution.

Knight accounted for the Deephaven Transaction as a contribution of $1.0 million of cash by Deephaven Partners into Deephaven Holdings in exchange for 49% of the LLC interests of Deephaven Holdings with no gain or loss recognized by Deephaven Holdings or Knight. Although the issuance of 49% of the LLC shares of Deephaven Holdings is similar in some respects to an issuance of shares by a wholly-owned subsidiary, we do not believe that the accounting model prescribed by SAB Topic 5-H is appropriate as Deephaven Holdings is not a corporation issuing additional common shares.

Deephaven Holdings is a limited liability company that is treated as a partnership for U.S. tax purposes and its capital is structured such that it maintains separate capital accounts for each of its members. As such, Deephaven Partners’ capital account at Deephaven Holdings was credited for its $1.0 million cash contribution as a result of the Deephaven Transaction (as opposed to being credited for 49% of the capital of Deephaven Holdings). Pursuant to the limited liability company agreement of Deephaven Holdings, if Deephaven Holdings were to be liquidated then Deephaven Partners and Knight would each receive proceeds based upon the relative balances in their respective capital accounts. Such distributions would not be based upon the ownership of LLC units.

Because of this characteristic, the equity interests issued by the subsidiary (LLC interests issued to Deephaven Partners) have distribution and liquidation rights that differ from the other classes of equity (i.e., those LLC interests held by Knight) and this transaction is not subject to SAB Topic 5-H and gain or loss recognition is not appropriate. We also believe that gain or loss recognition would not be appropriate since the economics of the profit sharing between Knight and the Deephaven partners remains essentially unchanged as a result of the Deephaven Transaction.

Given that Deephaven Holdings is treated as a partnership for U.S. tax purposes and it maintains separate capital accounts for each LLC member, we believe that the guidance outlined in SAB Topic 4-F supports treating the LLC interests owned by the Deephaven Managers and by Knight as two separate ownership classes. We believe that this supports our post-Deephaven Transaction presentation of the Deephaven Partners capital account as a minority interest on our Consolidated Statement of Financial Condition, and the profits allocation allocated to such interest as a minority interest on our Consolidated Statement of Operations.

6.	You also disclose that beginning February 2008, profits and losses that are allocated to the Deephaven Managers will be reported as Minority Interest in your statements of operations; thus, it appears that you will continue to consolidate Deephaven. Please tell us how you determined that consolidation is the appropriate accounting treatment of your remaining investment in Deephaven and the accounting guidance that you relied upon. Please address all of the rights of the Deephaven Partners, including their right to sell Deephaven Holdings without your consent if the aggregate consideration is the excess of $450 million. Please also provide us with your FIN46(R) analysis, if applicable.

Response:

Knight has concluded that it is appropriate to consolidate Deephaven following the Deephaven Transaction. Based upon our analysis of the Deephaven structure under ARB51 and FIN46(R), we believe that Deephaven should be treated as a voting interest entity (and not a variable interest entity) for purposes of determining consolidation, and that determination of controlling financial interest should be based upon the majority of voting shares of Deephaven Holdings. Therefore, as long as Knight maintains the majority of the voting interests in Deephaven Holdings, we believe that it is appropriate for Knight to consolidate Deephaven Holdings. Please see Exhibit 2 for a summary of our internal FIN46(R) analysis, which also addresses the rights of Deephaven Partners.

Item 15 – Exhibits, Financial Statement Schedules

7.	We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. In future filings, please ensure that the certifications of your current Principal Executive Officer and Principal Financial Officer are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

Response:

In future filings, certifications of our Principal Executive Officer and Principal Financial Officer will conform to the form set forth in Item 601(b)(31) of Regulation S-K.

* * *

Please contact me at (201) 222-9400 with any further questions or comments.

Sincerely,

/s/ Steven Bisgay
Senior Managing Director and Chief Financial Officer

Exhibit 1

“Soft dollar and commission recapture expense” represent payments to institutions in connection with our soft dollar and commission recapture programs. There are three major components to this expense: i) soft dollar expense, ii) correspondent brokerage expense and iii) commission recapture expense.

Soft Dollars

Background

Under a soft dollar or “client commission” arrangement, Knight enters into an arrangement with an investment manager whereby the investment manager agrees to execute trades through Knight or one of the members of Knight’s broker network. The client pays a negotiated commission to Knight. Under these arrangements Knight also agrees to establish a pool of credits based upon a portion of the aforementioned commissions and, upon direction of the client’s investment advisor, make payments from such pool for certain research, brokerage and other services that benefit the client. The amounts that Knight accrues for this pool of credits are based upon rates that Knight negotiates with the investment manager. Knight’s accrual for its liability to make payments from this pool is recorded as soft dollar expense.

EITF 99-19 Evaluation

Knight has concluded that it is appropriate to report the commission income and soft dollar expense related to these soft dollar arrangements on a gross basis. Upon evaluation of the criteria of EITF 99-19, we believe that Knight is the primary obligor in the arrangement as it is responsible for executing the trades which generate the commission income, and is also the party which is providing the primary service (trade execution) on the client’s behalf. On the expense side, Knight is also the obligor with respect to the soft dollar credits as it has agreed to make payments at the investment managers’ direction from this pool. Note that in the case of soft dollars Knight is receiving commissions from one party and paying credits to a different party, which we believe strongly supports gross reporting.

Although the client’s investment manager (and not Knight) maintains discretion as to supplier selection for the services for which the soft dollar credits are utilized, we do not believe that to be a material factor in our EITF 99-19 analysis since Knight is recording a liability and expense for the pool of soft dollar credits that result from the arrangement, and is not recording an expense based upon how (or where) the soft dollar credits are actually spent . Knight is the obligor with respect to the pool of credits and its liability is a product of the commission income generated from the client and the soft dollar rates that Knight negotiates with the investment manager. Knight’s liability is not dependent on the price of the services paid for with the soft dollars.

Within competitive constraints, Knight also has latitude in establishing the price (commission) that it charges to the client as well as the methodology and rate of determining the pool of soft dollars that are available for the client to direct. Both the commission rate and the rates that are used to determine the available pool of soft dollar rates are negotiated between Knight and the client and the investment manager, respectively. Knight also maintains the credit risk on these transactions if the customer were to fail on a trade, which would jeopardize not only Knight’s commission but also put us at risk for the principal of the trade.

Correspondent Brokerage

Background

In addition to entering into soft dollar arrangements, Knight also is a member of certain “broker panels” maintained by other (unrelated) broker dealers (referred to as correspondent or introducing brokers) who maintain their own soft dollar programs with their clients. Under these arrangements, the correspondent broker maintains the primary arrangement and provides soft dollar credits similar to those described above. In these arrangements however, the client trades are executed by one of members of the broker panel (such as Knight) and not by the correspondent broker.

When Knight executes the client soft dollar trade in its capacity as a member of the broker panel, it earns a commission on such client trade. A portion of this commission is then credited, based upon rates negotiated by Knight, to the correspondent broker as compensation for directing the soft dollar trade to Knight. Such amounts paid to the correspondent broker are considered correspondent brokerage expense and are included in “Soft dollar and commission recapture expense.”

EITF 99-19 Evaluation

Knight has concluded that it is appropriate to report the commission income and correspondent brokerage expense related to these correspondent broker arrangements on a gross basis as it is collecting fees from one party (the client) and rebating the correspondent brokerage payments to a different party (the introducing broker). Upon evaluation of the criteria of EITF 99-19, we believe that Knight is the primary obligor in the arrangement as it is responsible for executing the trades which generate the commission income, and is also the party which is providing the primary service (trade execution) on the client’s behalf. Knight is also the obligor with respect to the correspondent credits as it has agreed to make payments of such credits to the correspondent broker.

Knight has exclusive responsibility for negotiating the price (commission) that it charges to the client, and Knight also negotiates the amount that it agrees to rebate back to the correspondent broker. Knight also maintains the credit risk on these transactions if the customer were to fail on a trade, which would jeopardize not only Knight’s commission but also put us at risk for the principal of the trade.

Unlike soft dollar arrangement, correspondent brokerage arrangements do not involve any secondary supplier as Knight pays the rebates to the correspondent broker who is a party to the arrangement. As such, there is no “supplier” and the EITF 99-19 factor related to discretion over supplier selection is not applicable to these arrangements.

Commission Recapture

Background

In a commission recapture arrangement Knight enters into an agreement with an institutional client, typically a pension plan, whereby Knight agrees to execute equity trades, directed by the pension plan’s investment manager on behalf of the client, and the client in turn agrees to pay a negotiated commission to Knight. Through our commission recapture program, Knight rebates a portion of commissions for trades executed through Knight or one of the members of Knight’s correspondent network, back to the pension plan. The client may also use recaptured commissions to make payments to vendors to offset certain plan expenses. Knight will issue a check on a periodic basis for the recaptured commissions, to be re-deposited in the plan or used by Knight’s pension plan clients to offset plan expenses such as consultant fees, research, etc.

EITF 99-19 Evaluation

Knight has concluded that it is appropriate to report the commission income and commission recapture expense related to these commission recapture arrangements on a gross basis. Upon evaluation of the criteria of EITF 99-19, we believe that Knight is the primary obligor in the arrangement as it is responsible for executing the trades which generate the commission income, and is also the party who is providing the primary service (trade execution) on the client’s behalf. Knight is also the obligor with respect to the commission recapture payments as it has agreed to rebate such payments to the client or to pay certain of the client’s plan expenses.

Within competitive constraints, Knight also has latitude in establishing the price (commission) that it charges to the client as well as the rate of determining commission recapture rates. Knight also maintains the credit risk on these transactions if the customer were to fail on a trade, which would jeopardize not only Knight’s commission but also put us at risk for the principal of the trade.

The majority of Knight’s commission recapture business is structured such that commission recapture payments are paid back directly to the pension plan and as such, similar to correspondent brokerage, there is no “supplier” for purposes of the EITF 99-19 analysis. In cases where the recaptured payments are made to vendors to offset plan expenses, we do not believe them to be a material factor in our EITF 99-19 analysis since Knight is recording a liability and expense for the pool of recaptured credits that result from the arrangement, and is not recording an expense based upon how the credits are actually spent. As with soft dollars, Knight is the obligor with respect to the pool of credits and its liability is a product of the commission income generated from the client and the recapture rates that Knight negotiates with the client. Knight’s liability is not dependent on the price of the services paid for with the recapture dollars.

Exhibit 2

Under GAAP, a company must consolidate any entity in which it has a “controlling financial interest”. Pursuant to the long-standing voting interest model (ARB 51) “the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares”.

FIN46(R), introduced in 2003, defines when a company should base “controlling financial interest” on factors other than voting rights, and requires a new “risks and rewards” model be applied in such situations. Consequently GAAP now prescribes two accounting models for consolidation:

•	The voting interest model where the investor owning more than 50 percent of an entity’s voting interests consolidates.

•

The risk and rewards model where the party who participates in the majority of the entity’s economics consolidates. This party could be an equity investor, other capital provider, or a party with contractual arrangements.

To determine which accounting model applies, and which, if any, party must consolidate a particular entity, an enterprise (i.e., Knight) must first determine whether the entity is a voting interest or variable interest entity (“VIE”). In order to ascertain whether Deephaven Holdings should be considered to be a VIE, Knight analyzed whether any of the following four conditions dictated by FIN46(R) exist:

1.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

2.	As a group the holders of the equity investment at risk lack the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

The equity investors as a group also are considered to meet condition 2 if:

(i) The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and

(ii) Substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

3.	As a group the holders of the equity investment at risk lack the obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

4.	As a group the holders of the equity investment at risk lack the right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

Based upon our analysis, we do not believe that the first condition exists as Deephaven requires very little equity to operate and we believe that its initial capital will be sufficient to finance its activities. Further, given that Deephaven’s asset based management fees are sufficient to cover its operating expenses other than variable compensation (which is generally profitability based), we expect that the business would generally be self-funding and, at the time the determination was made, we did not believe that it is likely that Deephaven will have any operating losses that would require capital contributions in excess of the members’ initial capital contributions.

We do not believe that the third condition exists, since Deephaven Holdings shareholders, as a group, do not lack the obligation to absorb the expected losses of the entity as any losses will be allocated solely to the members of Deephaven Holdings. There are no mechanisms in place that would protect the investors from losses and there are no guaranteed returns by either Deephaven or by other parties involved with the entity.

The fourth condition is also not met since Deephaven Holdings shareholders, as a group, do not lack the right to receive the expected residual returns of the entity since any income or gains from Deephaven Holdings are allocated solely to Deephaven Holdings members. Deephaven Holdings’ operating documents do not in any way cap the returns of either Knight or Deephaven Partners.

Given that the first, third and fourth conditions will not be met, our determination as to whether Deephaven Holdings was a VIE rested on the second condition, and its multi-tiered requirements. The first test under the second condition is not met since, the Deephaven Holdings shareholders, taken together, have full board control and therefore have the absolute ability to make decisions about Deephaven’s activities that have a significant effect on the success of the entity.

As noted above, however, under the second test of the second condition the equity investors, as a group also are considered to meet condition 2 if:

(i) The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and

(ii) Substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Since the voting rights of the equity investors in Deephaven Holdings are not exactly proportional to the income, and loss sharing ratios it appears that (i) above will likely be met.

Given that both (i) and (ii ) must be met in order for Deephaven Holdings to meet condition 2, the final determination rests on whether “substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights”.

As FIN46(R) does not define “substantially all” we reviewed several indicators that we believe may indicate whether substantially all of the activities of the entity either involve or are conducted on behalf of the investor who has proportionately fewer voting rights (Deephaven Partners). Our analysis did consider the ability of Deephaven Partners to unilaterally approve the sale of Deephaven Holdings if the aggregate consideration is in excess of $450 million cash, but since this right was viewed as being protective in nature, and the $450 million threshold was considered to be significantly above the value of Deephaven Holdings at the time of formation, such right did not have a strong bearing on our conclusion. Our analysis also considered the ability of the Deephaven Managers to acquire an additional 2% interest in Deephaven Holdings following a change in control of Knight. This is also considered a protective right that did not have a strong bearing on our conclusion2.

Based upon our analysis, we concluded that substantially all of Deephaven Holdings’ activities will not either involve or be conducted on behalf of an investor that has disproportionately fewer voting rights. Therefore the last factor ((ii) above) is not met and the equity investors as a group will not be considered to meet condition 2.

As none of the four VIE conditions are met, Deephaven Holdings will not be considered to be a VIE. We therefore believe that Deephaven Holdings should be viewed as a voting interest entity for consolidation purposes. We believe that it would be appropriate for Knight to consolidate Deephaven Holdings and Deephaven as long as Knight continues to control the majority of the voting interests of Deephaven Holdings.

[2]	Note that if this were to occur then the Deephaven Managers would have the majority of the vote and, under the voting interest model, Deephaven Holdings would no longer be consolidated by Knight.